REPUBLIQUE DU SÉNÉGAL

AVENANT N° 2

A LA CONVENTION MINIERE

**POUR LA RECHERCHE ET L'EXPLOITATION D'OR ET DE SUBSTANCES CONNEXES
PASSEE EN APPLICATION DE LA LOI N° _2003-36 du 24 /11/2003 PORTANT
CODE MINIER_**

ENTRE

LE GOUVERNEMENT DE LA REPUBLIQUE DU SÉNÉGAL

ET

LA SOCIETE OROMIN JOINT VENTURE GROUP LTD.

(Concession Minière de Golouma 212.6km²)

ENTRE

Le Gouvernement de la République du Sénégal, ci-après dénommé l'Etat, représenté par:

Monsieur Abdoulaye BALDE, Ministre d'Etat, Ministre des Mines, de l'Industrie, de l'Agro-industrie et des PME

D'UNE PART

ET

La Société OROMIN JOINT VENTURE GROUP LTD, ci-après dénommée la Société, qui a son siège à Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands, représentée par :

Monsieur Mustafa AL DARWISH, Président, dûment autorisé,

D'AUTRE PART

*Avenant n°2 à la Convention Minière entre le Gouvernement de la République du Sénégal
et la Société OROMIN Joint-venture Group Ltd*

Page 2

PREAMBULE

1. L'État et la Société ont signé une Convention Minière en date du 17 Février 2005 pour l'exploration d'or et de substances connexes dans le périmètre d'exploration de Sabodala d'une superficie de 230 km².

2. Depuis leur commencement dans le cadre de la Convention Minière, les travaux d'exploration ont permis de déterminer des gisements commercialement viables.

3. Sur la base d'une étude de faisabilité préliminaire et d'une évaluation environnementale stratégique approuvée par les services compétents, la Société a décidé de passer à l'exploitation des gisements découverts et de demander à cette fin l'octroi d'une Concession Minière.

4. Par décret n° 2010-83 du 26 Janvier 2010, l'Etat a accordé à la Société une Concession Minière pour or et substances connexes à Golouma d'une superficie de 212.6 km², sous- Préfecture de Sabadola, Région de Kédougou.

5. L'État et la Société ont signé un Avenant n°1 à la Convention Minière en date du 28 Mars 2011 pour la recherche et l'exploitation d'or et de substances connexes dans la Concession Minière de Golouma d'une superficie de 212.6 km².

6. L'État et la Société ont convenu de réviser la Convention Minière du 17 Février 2005 conformément aux dispositions de son article 38 par le biais du présent Avenant n°2, tenant compte des résultats des programmes de travaux de la Société.

7. L'État s'engage à prendre les mesures idoines pour faire approuver dans les meilleurs délais le présent Avenant.

8. Les parties conviennent que le présent Avenant est une modification de la Convention Minière signée le 17 Février 2005 dont elle fait partie intégrante.

    Ainsi,

9. Vu le Règlement n°18.2003/CM/UEMOA portant adoption du Code minier communautaire de l'UEMOA qui détermine la politique minière du Gouvernement tendant à promouvoir la Recherche et l'Exploitation Minière au Sénégal ;

10. Vu la Loi n°2003-36 du 24 novembre 2003 portant Code Minier ;

11. Vu le Décret n°2004-647 du 17 mai 2004 fixant les modalités d'application de la Loi portant Code Minier ;

12. Vu le Décret n°2010-83 du 26 Janvier 2010, accordant à la société Oromin Joint Venture Group une Concession Minière pour or et substances connexes à Golouma, Sous Préfecture de Sabodala, Région de Kédougou.

13. Vu l'Arrêté n°000918/MEM/DMG du 4 Mars 2005 portant attribution du Permis de Recherche minière pour or et substances connexes à la société « Oromin Explorations Ltd. » (périmètre de Sabodala, 230 km²);

Avenant n°2 à la Convention Minière entre le Gouvernement de la République du Sénégal et la Société OROMIN Joint-venture Group Ltd

Page 3

14. Vu l'Arrêté n°000599/MEM/DMG du 07 Février 2007, portant transfert et prorogation du Permis de Recherche minière pour or et substances connexes à « OROMIN Joint Venture Group Ltd. » (périmètre de Sabodala, 230 km^2);

15. Vu l'Arrêté n°11077/MMI/PME/DMG du 31 Décembre 2008, prorogeant de nouveau un permis d'exploration minière pour or et autres substances connexes, et réduisant la superficie du permis d'exploration minière prolongé (périmètre de Sabodala, 212.6 km^2);

16. Vu la Convention Minière en date du 17 Février 2005 signée entre l'État et la Société ;

17. Vu l'Avenant n°1 à la Convention Minière en date du 28 Mars 2011 signé entre l'État et la Société ;

Les parties sont convenues des dispositions suivantes :

ARTICLE 1 : Objet de l'Avenant

1.1   Le présent Avenant a pour objet de réviser la Convention Minière signée le 17 Février 2005 entre l'État et la Société afin de tenir compte des résultats des programmes de travaux de la Société.

1.2   Le présent Avenant consiste à actualiser l'article 26.3 de la Convention Minière en vue de préciser le délai au delà duquel les avantages fiscaux consentis au titre de la Concession Minière peuvent être déclarés caducs.

ARTICLE 2 : Obligations du titulaire d'un titre minier d'exploitation

L'article 26.3 de la Convention Minière est supprimé et remplacé par les dispositions suivantes :

« Si dans un délai d'un (01) an à compter de la date effective d'entrée en vigueur du présent Avenant les opérations d'investissement ne sont pas réellement engagés par lesdits titulaires, les avantages fiscaux consentis par le Code Minier peuvent être déclarés caducs après mise en demeure du Ministre chargé des mines ».

ARTICLE 3 : Maintien des autres clauses de la Convention Minière

A l'exception des modifications prévues dans le présent Avenant, toutes les autres clauses de la Convention Minière telle que modifiée et complétée par l'Avenant n°1 signé entre l'État et la Société en date du 28 Mars 2011, sont maintenues et restent en vigueur entre les parties dans les mêmes termes autant qu'elles sont compatibles avec l'octroi à la Société d'une concession minière par le Décret n° 2010-83 du 26 Janvier 2010.

Avenant n°2 à la Convention Minière entre le Gouvernement de la République du Sénégal et la Société OROMIN Joint-venture Group Ltd

Page 4



En foi de quoi, les parties ont signé le présent Avenant à Dakar le 23 SEP. 2011 ....2011.

Pour le Gouvernement de la République du Sénégal	**Pour la société OROMIN JOINT VENTURE GROUP LTD.**
Ministère des Mines, de l'Industrie, de l'Agro Industrie et des PME — Le Ministre d'Etat	
Monsieur Abdoulaye BALDE **Ministre d'Etat, Ministre chargé des Mines**	**Monsieur Mustafa AL DARWISH** **Président**

Avenant n°2 à la Convention Minière entre le Gouvernement de la République du Sénégal et la Société OROMIN Joint-venture Group Ltd

Page 5